Gate City Capital Management, LLC

8725 West Higgins Road, Suite 530

Chicago, IL 60631

(312) 825-1228

February 6, 2025

Christina Sheehan

Corporate Secretary

Intrepid Potash, Inc.

707 17th Street, Suite 4200

Denver, Colorado 80202

Dear Ms. Sheehan,

Gate City Capital Management, LLC (“Gate City”) beneficially owns 785,642 shares, representing 5.97% of the common stock of Intrepid Potash, Inc. (“Intrepid Potash” or the “Company”).

I am writing to formally submit the following proposal for inclusion at the upcoming 2025 Annual Meeting of Stockholders:

Stockholder Proposal: Declassification of the Board of Directors

Resolution

RESOLVED, that the stockholders of Intrepid Potash, Inc. request its Board of Directors to take all necessary steps to eliminate the classified structure of the Board and to transition to annual elections of all directors. This declassification should be implemented in a manner that does not affect the unexpired terms of directors.

Statement

Article V of the Company’s Certificate of Incorporation and Article III of its Bylaws require the Company’s Board of Directors to be divided into three classes, each serving staggered three-year terms. Intrepid Potash’s current practice of electing only one-third of directors each year is not in the best interests of its stockholders.

A classified board structure diminishes accountability to stockholders. In contrast, annual elections of all board members improve board accountability and responsiveness to stockholder interests and provide stockholders with the opportunity to directly express their views on each director’s performance.

Board declassification is broadly recognized as a best practice in corporate governance. Leading proxy advisory firms ISS and Glass Lewis generally support resolutions to declassify boards. Additionally, empirical research has found that classified boards harm shareholder value.

Given Intrepid Potash’s recent leadership changes, this is an opportune time for its Board of Directors to implement this proposal. We urge stockholders to vote FOR this proposal to enhance board accountability and align the Company’s policies with widely accepted best practices.

In accordance with Intrepid’s bylaws, we are providing timely notice of this Proposal and set forth the following background information pursuant to Section 2.07(a)(2)(C):

i)	Name and address of stockholder: Gate City Capital Management, LLC 8725 W Higgins Road, Suite 530 Chicago, IL 60631

ii)	Number of shares of common stock beneficially owned: 785,642

iii)	Gate City Capital Management, LLC has no agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing.

iv)	Gate City Capital Management, LLC has no agreement, arrangement, or understanding which have the effect or intent to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation.

v)	Gate City Capital Management, LLC is a beneficial owner of stock of the Corporation entitled to vote at the upcoming annual meeting and intends to appear in person or by proxy at the meeting to propose such business.

vi)	Gate City Capital Management, LLC has satisfied, in all material respects, its disclosure obligations under applicable U.S. federal and state securities laws.

vii)	Gate City Capital Management, LLC is not, and does not currently intend to pursue any of the actions referenced in Section 2.07(a)(2)(vii) of the Corporation’s bylaws.

Sincerely,

Michael Melby

Founder and Portfolio Manager

Gate City Capital Management, LLC

CC: Intrepid Potash Board of Directors